EXHIBIT 2

TANG CAPITAL MANAGEMENT, LLC

4747 EXECUTIVE DRIVE, SUITE 210, SAN DIEGO, CA 92121

June 30, 2026

Board of Directors

Nano Dimension Ltd.

60 Tower Road

Waltham, MA 02451

c/o David Stehlin, Chief Executive Officer

Re:	Merger Proposal

Dear Directors:

On behalf of Tang Capital Management, LLC, I am pleased to submit this proposal to effect a merger between Nano Dimension and an affiliate of Tang Capital whereby the shareholders of Nano Dimension would receive immediate cash proceeds of $1.60 per share.

Tang Capital, together with its wholly owned affiliate Concentra Biosciences, LLC, has extensive experience acquiring businesses in transition. In the past three years, we have closed 9 such transactions with a combined acquisition value of $1.2 billion.

Tang Capital, which currently owns 6.8% of the ordinary shares outstanding of Nano Dimension, has funds immediately available to execute this transaction.

We are prepared to move quickly, and our proposal is subject to only limited confirmatory due diligence. With the Company’s cooperation, we would be prepared to execute a definitive merger agreement before the end of July 2026.

We look forward to discussing our proposal with you further.

Sincerely,

Kevin Tang

Tang Capital Management, LLC

kevin@tangcapital.com